SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Fiscal Council’s Meeting

held on August 8, 2018

Date, Time and Place: On August 8, 2018, at 5 p.m. through conference call, in the City and State of São Paulo, at Avenida das Nações Unidas 8.501, 19° andar. (“Company”)

1. Call Notice and Attendance: As all members of the Company’s Fiscal Council attended the meeting, the summoning was dismissed, and the quorum for instatement and approval were verified.

2. Resolution: Based on the documents and clarifications provided by Management and the Company’s independent auditors, members of the Fiscal Council, in the performance of their legal and statutory duties, analyzed the Independent Auditor’s Report and the Interim Financial Information (“ITR”) for the second quarter of 2018.

Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Fiscal Council’s attending members. São Paulo, August 8, 2018. Signatures: Olavo Fortes Campos Rodrigues Junior, Peter Edward Cortes Marsden Wilson and José Écio Pereira da Costa Junior. Secretary – Adriana Beline.

This is a faithful copy of the original Minutes drawn up in the Company’s records.

Adriana Beline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer